Lazard Growth Acquisition Corp. I

30 Rockefeller Plaza

New York, New York 10112

VIA EMAIL & EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Mr. David Link

Ms. Pam Howell

Lazard Growth Acquisition Corp. I

Registration Statement on Form S-1

File No. 333–252408

February 9, 2021

Dear Mr. Link and Ms. Howell:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Lazard Growth Acquisition Corp. I (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (New York City time) on February 9, 2021, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

*    *    *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Nicholas Dorsey at (212) 474-1764. The Company hereby authorizes Mr. Dorsey to orally modify or withdraw this request for acceleration.

Very truly yours,

Lazard Growth Acquisition Corp. I

By:	/s/ Eyal Ofir
	Name:	Eyal Ofir
	Title:	Chief Executive Officer

cc:	Cravath, Swaine & Moore LLP

Johnny G. Skumpija

Nicholas A. Dorsey

cc:	Sullivan & Cromwell LLP

Robert W. Downes